FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

December 2, 2009

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  1-31232

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

WIMM-BILL-DANN FOODS OJSC

CONTINUES TO POST PROFITABLE GROWTH

IN THIRD QUARTER AND NINE MONTHS OF 2009

Moscow, Russia – November 25, 2009 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced its financial results for the third quarter and nine months ended September 30, 2009.

Highlights for the third quarter and nine months of 2009

•      Group gross margin improved to 36.0% in the third quarter of 2009 compared to 33.7% in the third quarter of 2008, and to 34.6% in the first nine months of 2009 from 32.2% in the same period last year

•      EBITDA(1) margin improved significantly to 16.8% in the third quarter of 2009 compared to 14.1% in the third quarter of 2008, and 15.5% in the first nine months of 2009 from 12.9% in the same period last year

•      Operating profit margin increased by 290 basis points to 12.5% in the third quarter of 2009, and by 230 basis points to 11.1% in the first nine months of 2009

•      Group revenue in US dollars decreased 27.3% year-on-year to US$1,595.6 million in the first nine months of 2009, driven by ruble devaluation, and partially offset by stronger mix

•      Net income in US dollars increased 43.5% year-on-year to US$44.5 million in the third quarter of 2009

•      On a constant currency basis, (in rubles) net income almost doubled in the third quarter of 2009 compared to the third quarter of 2008, and increased by 33.1% year-on-year in the first nine months of 2009

•      Operating cash flow rose 12.8% year-on-year to US$190.0 million in the first nine months of 2009

“In the beginning of 2009 Wimm-Bill-Dann pledged profitable growth despite strong macro-economic headwinds. The third quarter once again demonstrated the viability of our approach, the resilience of our brands and our business model,” said Tony Maher, Wimm-Bill-Dann’s Chief Executive Officer.

“We have once again delivered strong results in all three business segments. For almost two years now Wimm-Bill-Dann has been demonstrating margin improvement and market share gains. This is no small achievement and is a result of our continued focus on streamlining our business and enhancing consumer loyalty. Group gross margins increased 230 basis points year-on-year to 36.0%. It also improved for each of the business segments, reaching 32.6% in dairy, 40.1% in beverages and 49.7% in baby food. Our EBITDA margin reached 16.8% in the third quarter of 2009, driven by further efficiency improvements and seasonally lower input costs. Our net profit in the third quarter grew 43.5% year-on-year and almost doubled in rubles.”

(1) Note: See Attachment A for definitions of EBITDA and EBITDA margin and reconciliations to net income.

“Our healthy operating cash flow of US$190.0 million allowed us to be creative in marketing and aggressive in sales,” Tony Maher added.

Key Financial Indicators for the nine moths and 3Q 2009 vs. 2008

	9M 2009	9M 2008	Change		3Q 2009	3Q 2008	Change
	US$ ‘mln	US$ ‘mln			US$ ‘mln	US$ ‘mln

Sales	1,595.6	2,194.1	(27.3)%		524.1	702.1	(25.3)%
Dairy	1,115.4	1,630.0	(31.6)%		368.7	524.6	(29.7)%
Beverages	303.4	372.5	(18.5)%		93.6	113.5	(17.6)%
Baby Food	176.8	191.6	(7.8)%		61.9	64.0	(3.3)%
Gross profit	551.9	707.0	(21.9)%		188.6	236.6	(20.3)%
Gross margin, %	34.6%	32.2%	240	bp	36.0%	33.7%	230	bp
Selling and distribution expenses	272.3	365.7	(25.5)%		87.8	124.6	(29.6)%
General and administrative expenses	97.1	136.5	(28.8)%		33.3	39.6	(16.0)%
Operating income	177.1	193.6	(8.5)%		65.3	67.6	(3.4)%
Operating margin, %	11.1%	8.8%	230	bp	12.5%	9.6%	290	bp
Financial expenses, net	31.8	36.5	(12.9)%		5.9	24.7	(76.0)%
Net income	109.4	109.6	(0.1)%		44.5	31.0	43.5%
EBITDA	246.6	282.7	(12.8)%		88.2	98.9	(10.8)%
EBITDA margin, %	15.5%	12.9%	260	bp	16.8%	14.1%	270	bp
CAPEX excluding acquisitions	76.8	158.9	(51.7)%		30.9	47.7	(35.2)%

Dairy

Sales in US dollars in the Dairy Segment decreased 31.6% to US$1,115.4 million in the first nine months of 2009 from US$1,630.0 million in the first nine months of 2008. This was driven primarily by the negative exchange rate. The average dollar selling price declined 25.1% to US$1.05 per 1 kg in the first nine months of 2009 from US$1.40 per 1 kg in the same period last year. The gross margin in the Dairy Segment increased significantly to 31.1% in the first nine months of 2009 from 29.1% in the same period last year, driven by lower costs and improved sales mix. The gross margin improved to 32.6% in the third quarter of 2009 from 30.8% in the third quarter of 2008, and from 31.4% in the second quarter of 2009.

Beverages

Sales in US dollars decreased 18.5% to US$303.4 million in the first nine months of 2009 compared to US$372.5 million in the first nine months of 2008. This was driven by the negative exchange rate and partially offset by good volume growth. The average dollar selling price decreased 20.7% to US$0.75 per liter in the first nine months of 2009 from US$0.95 per liter in the same period last year. The gross margin in the Beverage Segment increased to

39.2% in the first nine months of 2009 from 38.6% in the same period last year, due to improved efficiency and lower concentrate costs.

Baby Food

Sales in US dollars in the Baby Food Segment decreased 7.8% to US$176.8 million in the first nine months of 2009 from US$191.6 million in the same period last year due to the unfavorable exchange rate, offset by strong volume growth. The average dollar selling price decreased 25.7% to US$1.76 per kg in the first nine months of 2009 from US$2.37 per kg in the first nine months of 2008. The gross margin in the Baby Food Segment increased to 49.0% in the first nine months of 2009 from 46.6% in the first nine months of 2008.

Key Cost Elements

In the first nine months of 2009, selling and distribution expenses decreased 25.5% year-on-year to US$272.3 million. Sales and distribution expenses as a percentage of sales increased to 17.1% in the first nine months of 2009, compared to 16.7% in the same period of 2008, driven by advertising and marketing expenses, which increased, as a percentage of sales, to 6.0% from 4.4%. General and administrative expenses decreased 28.8% year-on-year to US$97.1 million in the first nine months of 2009. General and administrative expenses, as a percentage of sales, stood flat year-on-year at 6.2%.

Operating profit in US dollars decreased 8.5% year-on-year to US$177.1 million in the first nine months of 2009. Operating profit margin improved to 11.1% in the first nine months of 2009 from 8.8% last year. EBITDA in US dollars declined 12.8% year-on-year to US$246.6 million. EBITDA margin improved significantly to 15.5% in the first nine months of 2009 compared to 12.9% in the same period last year, and 16.8% in the third quarter of 2009 from 14.1% in the third quarter of 2008.

In the first nine months of 2009, financial expenses declined 12.9% to US$31.8 million compared to US$36.5 million in the same period of 2008. This was mainly due to a decrease in interest expense, offset partially by currency remeasurement loss. In the first nine months of 2009, interest expense amounted to US$22.8 million compared to US$35.2 million in the first nine months of 2008.  In the first nine months of 2009, currency remeasurement loss was US$10.2 million compared to loss of US$3.9 million in the same period last year.

Our effective tax rate decreased to 24.1% in the first nine months of 2009 from 28.5% in the same period of 2008.

Net Income

In the third quarter of 2009, net income in US dollars increased 43.5% to US$44.5 million from US$31.0 million in the same period last year. Net income in US dollars decreased 0.1% to US$109.4 million in the first nine months of 2009 from US$109.6 million in the first nine months of 2008 as a result of ruble devaluation.

On a constant currency basis (in rubles), net income increased by 33.1% year-on-year in the first nine months of 2009, and almost doubled in the third quarter of 2009 year-on-year.

Debt and Cash Flows

As of the end of the first nine months of 2009, our net debt decreased by 21.1% year-on-year to US$312.6 million.

Our operating cash flow increased 12.8% to US$190.0 million in the first nine months of 2009 from US$168.5 million in the same period of 2008. Free cash flow grew to US$104.0 million in the first nine months of 2009 from US$14.6 million in the same period last year.

Attachment A

Reconciliation of EBITDA and EBITDA margin to US GAAP Net Income

EBITDA is a non-U.S. GAAP financial measure. The following table presents reconciliation of EBITDA to net income (and EBITDA margin to net income as a percentage of sales), the most directly comparable U.S. GAAP financial measure.

	9 months ended		9 months ended
	September 30, 2009		September 30, 2008
	US$ ‘mln	% of sales	US$ ‘mln	% of sales

Net income	109.4	6.9%	109.6	5.0%
Add: Depreciation and amortization	69.4	4.4%	89.1	4.1%
Add: Income tax expense	35.0	2.2%	44.8	2.0%
Add: Interest expense	22.8	1.4%	35.2	1.6%
Less: Interest income	(3.7)	(0.2)%	(4.3)	(0.2)%
Add: Currency remeasurement (gains)/losses, net	10.2	0.6%	3.9	0.2%
Add: Bank charges	2.1	0.1%	2.0	0.1%
Add: Noncontrolling interests	0.9	0.1%	2.7	0.1%
Add: Other	0.5	0.03%	(0.3)	(0.01)%

EBITDA	246.6	15.5%	282.7	12.9%

EBITDA represents net income before interest, income taxes and depreciation and amortization, adjusted for interest income, currency remeasurement gains, bank charges and other financial expenses and minority interest. EBITDA margin is EBITDA expressed as a percentage of sales.

We present EBITDA because we consider it an important supplemental measure of our operating performance.  In particular, we believe EBITDA provides useful information to securities analysts, investors and other interested parties because it is used in the “debt to EBITDA” debt incurrence financial measurement in certain of our financing arrangements.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as substitute for analysis of our operating results as reported under U.S. GAAP.  Moreover, other companies in our industry may calculate EBITDA differently or may use it for different purposes than we do, limiting its usefulness as a comparative measure.

EBITDA also should not be considered as an alternative to cash flow from operating activities or as a measure of our liquidity.  In particular, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

Wimm-Bill-Dann Foods

Condensed Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars)

	September 30, 2009	December 31, 2008
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$205,947	$277,252
Trade receivables, net	123,154	125,453
Inventory	217,033	225,950
Taxes receivable	35,372	64,916
Advances paid	17,734	14,834
Deferred tax asset	13,876	11,828
Other current assets	15,563	14,708
Total current assets	628,679	734,941

Non-current assets:
Property, plant and equipment, net	671,926	692,277
Intangible assets, net	41,331	34,999
Goodwill	106,176	108,748
Deferred tax asset — non-current portion	2,464	1,484
Other non-current assets	3,376	4,516
Total non-current assets	825,273	842,024
Total assets	$1,453,952	$1,576,965

Wimm-Bill-Dann Foods

Condensed Consolidated Balance Sheets (continued)

(Amounts in thousands of U.S. dollars, except share data)

	September 30,	December 31,
	2009	2008
Liabilities and equity
Current liabilities:
Trade accounts payable	$98,728	$133,886
Advances received	6,430	8,342
Short-term debt	29,453	74,910
Long-term notes payable, current portion	100,430	159,153
Taxes payable	15,953	18,984
Accrued liabilities	50,338	33,864
Other payables	30,147	43,073
Total current liabilities	331,479	472,212

Long-term liabilities:
Long-term loans	284,896	327,157
Long-term notes payable	86,401	88,494
Other long-term payables	7,841	10,048
Deferred taxes — long-term portion	22,161	22,754
Total long-term liabilities	401,299	448,453
Total liabilities	732,778	920,665

Equity
Shareholders’ equity:
Common stock: 44,000,000 shares authorized and issued with a par value of 20 Russian rubles; 42,338,527 shares outstanding as of September 30, 2009 and 43,725,535 shares outstanding as of December 31, 2008	29,908	29,908
Share premium account	164,132	164,132
Treasury stock, at cost	(33,870)	(3,014)
Accumulated other comprehensive loss:
Currency translation adjustment	(28,175)	(17,214)
Retained earnings	580,040	470,625

Equity attributable to shareholders of WBD Foods	712,035	644,437

Equity attributable to noncontrolling interests	9,139	11,863
Total equity	721,174	656,300
Total liabilities and equity	$1,453,952	$1,576,965

Wimm-Bill-Dann Foods

Condensed Consolidated Statements of Income and

Comprehensive Income (unaudited)

(Amounts in thousands of U.S. dollars, except share data)

	Nine months ended September 30,
	2009	2008
Sales	$1,595,599	$2,194,132

Cost of sales	(1,043,665)	(1,487,084)
Gross profit	551,934	707,048

Selling and distribution expenses	(272,303)	(365,745)
General and administrative expenses	(97,099)	(136,455)
Other operating expenses, net	(5,427)	(11,221)

Operating income	177,105	193,627

Financial income and expenses, net	(31,788)	(36,513)
Income before provision for income taxes	145,317	157,114

Provision for income taxes	(34,958)	(44,830)
Consolidated net income	$110,359	$112,284

Net income attributable to noncontrolling interest	(944)	(2,712)

Net income attributable to WBD Foods shareholders	$109,415	$109,572

Net income per common share attributable to WBD Foods shareholders — basic and diluted	$2.55	$2.49

Weighted average number of common shares outstanding, basic and diluted	42,917,970	44,000,000

Wimm-Bill-Dann Foods

Condensed Consolidated Statements of Cash Flows (unaudited)

(Amounts in thousands of U.S. dollars)

	Nine months ended
	September 30,
	2009	2008
Cash flows from operating activities:
Consolidated net income	$109,415	$109,572
Adjustments to reconcile consolidated net income to net cash provided by operating activities	79,521	105,235
Changes in operating assets and liabilities	1,082	(46,350)
Net cash provided by operating activities	190,018	168,457

Cash flows from investing activities:
Cash paid for acquisition of subsidiaries, net of cash acquired	(1,947)	(700)
Cash paid for property, plant and equipment	(86,100)	(155,313)
Proceeds from disposal of property, plant and equipment	1,747	—
Other investing activities	304	2,140
Net cash used in investing activities	(85,996)	(153,873)

Cash flows from financing activities:
Proceeds from bonds and notes payable, net of debt issuance costs	96,945	207,476
Short-term loans and notes, net	(184,257)	(60,542)
Repayment of long-term loans and notes	(29,585)	(307,182)
Proceeds from long-term loans, net of debt issuance costs	5,663	268,970
Repayment of long-term payables	(7,626)	(11,256)
Dividends paid	(544)	(118)
Cash paid for treasury stock acquisition	(33,870)	—
Net cash provided by (used in) financing activities	(153,274)	97,348

Impact of exchange rate differences on cash and cash equivalents	(22,053)	8,239

Net increase (decrease) in cash and cash equivalents	(71,305)	103,693
Cash and cash equivalents, at beginning of period	277,252	33,452

Cash and cash equivalents, at the end of period	$205,947	$137,145

- Ends -

For further enquiries contact:

Natalya Belyavskaya

Wimm-Bill-Dann Foods OJSC

Solyanka, 13, Moscow 109028 Russia

Phone: +7 495 925 5805

Fax: +7 495 925 5800

e-mail: belyavskayand@wbd.ru

Marina Kagan

Wimm-Bill-Dann Foods OJSC

Solyanka, 13, Moscow 109028 Russia

Tel: +7 495 925 5805

Fax: +7 495 925 5800

e-mail: kagan@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to conform them to actual results. We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC was founded in 1992 and is the largest manufacturer of dairy products and a leading producer of juices and beverages in Russia and the CIS. The company produces dairy products (main brands include: Domik v Derevne, Neo, 2Bio, 33 Korovy, Chudo and more), juices (J7, Lubimy Sad, 100% Gold), Essentuki mineral water and Agusha baby food. The company has 37 manufacturing facilities in Russia, Ukraine, Kyrgyzstan, Uzbekistan and Georgia with over 16,000 employees. In 2005, Wimm-Bill-Dann became the first Russian dairy producer to receive approval from the European Commission to export its products into the European Union.

In 2009, Standard & Poor’s Governance Services confirmed WBD’s governance, accountability, management, metrics, and analysis (GAMMA) score “GAMMA- 7+”. The score reflects the effective work of the Board of Directors and, in particular, the real influence of independent directors in the decision-making process and the adherence of the controlling shareholders to the highest standards of corporate governance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Dmitry V. Ivanov
	Name:	Dmitry V. Ivanov
	Title:	CFO Wimm-Bill-Dann Foods OJSC

Date: December 2, 2009